Welcome to the Annual Meeting of Shareholders May 27, 2014 (NASDAQ Global Select Market: FUBC) Filed by: 1 st United Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: 1 st United Bancorp, Inc. Subject Company’s Commission File No.: 001 - 34462

Page 2 1 st United Bancorp “One Mission, To Put You 1 st ”

Page 3 1 st United Bancorp » Quorum/Commence Meeting » Vote/Inspector of Elections » Introductions » Proposals » Results of Vote » Adjournment » Business Presentation » Questions and Answers Agenda

Page 4 1 st United Bancorp Forward - Looking Disclosure Any non - historical statements in this presentation are “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1 st United Bancorp, Inc . ’s (“ 1 st United”) future results to differ materially . The following factors, among others, could cause our actual results to differ : our ability to comply with the terms of the loss sharing agreements with the FDIC ; legislative or regulatory changes ; our ability to integrate the business and operations of companies and banks that we have acquired ; the failure to achieve expected gains, revenue growth, and/or expense savings from past acquisitions ; the strength of the United States economy in general and the strength of the local economies in which we conduct operations ; the accuracy of our financial statement estimates and assumptions ; the frequency and magnitude of foreclosure of our loans ; increased competition and its effect on pricing ; our customers’ willingness and ability to make timely payments on their loans ; changes in the securities and real estate markets ; changes in monetary and fiscal policies of the U . S . Government ; inflation, interest rate, market and monetary fluctuations ; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations ; the effects of harsh weather conditions, including hurricanes, and man - made disasters ; our ability to comply with the extensive laws and regulations to which we are subject ; technological changes ;

Page 5 1 st United Bancorp Forward - Looking Disclosure negative publicity and the impact on our reputation ; the effects of security breaches and computer viruses that may affect our computer systems ; changes in consumer spending and saving habits ; changes in accounting principles, policies, practices or guidelines ; the limited trading activity of our common stock ; the concentration of ownership of our common stock ; anti - takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws ; other risks described from time to time in our filings with the Securities and Exchange Commission ; and our ability to manage the risks involved in the foregoing . These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http : //www . sec . gov) or on request from 1 st United . Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control . Forward - looking statements in this presentation speak only as of the date of the materials, and 1 st United does not assume any obligation to update forward - looking statements or the reasons why actual results could differ .

Page 6 1 st United Bancorp Forward - Looking Statements This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , including but not limited to those regarding the proposed merger (the “Merger”) between Valley National Bancorp (“Valley”) and 1 st United . Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions . These statements may be identified by such forward - looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms . Such forward - looking statements involve certain risks and uncertainties . Actual results may differ materially from such forward - looking statements . Factors that may cause actual results to differ from those contemplated by such forward - looking statements include, but are not limited to, the following :

Page 7 1 st United Bancorp Forward - Looking Statements failure to obtain shareholder or regulatory approval for the Merger or to satisfy other conditions to the Merger on the proposed terms and within the proposed timeframe ; delays in closing the Merger ; reaction to the Merger of 1 st United’s customers and employees ; the diversion of management’s time on issues relating to the Merger ; the inability to realize expected cost savings and synergies from the Merger in the amounts or in the timeframe anticipated ; changes in the estimate of non - recurring charges ; costs or difficulties relating to integration matters might be greater than expected ; failure to obtain the FDIC’s consent to the assignment of the shared - loss agreements with 1 st United to Valley ; changes in the stock price of Valley prior to closing ; material adverse changes in Valley’s or 1 st United’s operations or earnings ; the inability to retain 1 st United’s customers and employees ; or a decline in the economy, mainly in New Jersey, New York and Florida, as well as the risk factors set forth in 1 st United’s Annual Report on Form 10 - K for the year ended December 31 , 2013 and Valley’s Annual Report on Form 10 - K for the year ended December 31 , 2013 . 1 st United assumes no obligation for updating any such forward - looking statement at any time .

Page 8 1 st United Bancorp Additional Information and Where to Find it This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval . In connection with the proposed merger, Valley intends to file a Registration Statement on Form S - 4 that will include a joint proxy statement of 1 st United and Valley and a prospectus of Valley with the Securities and Exchange Commission . Both 1 st United and Valley may file other documents with the SEC regarding the proposed transaction . A definitive joint proxy statement will be mailed to the shareholders of 1 st United and Valley . INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus and other documents containing information about Valley and 1 st United at the Commission’s website at www . sec . gov . These documents may be accessed and downloaded for free at Valley’s website at www . 1 stunitedbankfl . com or by directing a request to John Marino, President and Chief Financial Officer, 1 st United Bancorp, Inc . at One N . Federal Highway, Boca Raton, Florida 33432 , telephone (561) 616 - 3046 , or at http : //www . valleynationalbank . com/filings . html or by directing a request to Dianne M . Grenz, Executive Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470 , telephone (973) 305 - 3380 .

Page 9 1 st United Bancorp Non - GAAP Financial Measures This presentation contains supplemental financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”) . 1 st United’s management uses these non - GAAP measures in its analysis of 1 st United’s performance . These measures should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP . Management believes the presentation of the following non - GAAP financial measures, which exclude the impact of the specified items, provides useful supplemental information that is essential to a proper understanding of the financial results of 1 st United . Non - GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by 1 st United . 1 . Tangible common equity (TCE) excludes goodwill and intangible assets and preferred equity . Banking and financial institution regulators also exclude goodwill and intangible assets from shareholders’ equity when assessing the capital adequacy of a financial institution . Tangible common equity provides a method to assess the company’s tangible capital trends .

Page 10 1 st United Bancorp Non - GAAP Financial Measures (continued) 2 . Tangible assets (TA) excludes goodwill and intangible assets . When tangible assets are compared to tangible common equity, the comparison provides a method to assess the company’s tangible capital trends . 3 . Tangible book value per share expresses tangible common equity on a per - share basis . Tangible book value per share provides a method to assess the level of tangible net assets on a per - share basis . Management believes the use of non - GAAP measures will help readers compare 1 st United’s current results to those of prior periods . For a reconciliation of these non - GAAP financial measures, please refer to the Appendix to this presentation .

Page 11 1 st United Bancorp Election of Directors Proposal 1

Page 12 1 st United Bancorp Proposal 1 » Paula Berliner » Derek C. Burke » Jeffery L. Carrier » Ronald A. David » James D. Evans » Arthur S. Loring » Thomas E. Lynch » John Marino » Carlos Morrison » Warren S. Orlando » Rudy E. Schupp » Joseph W. Veccia, Jr. 1st United Bancorp Directors

Page 13 1 st United Bancorp » Non - Binding Advisory Vote on Executive Compensation Provisions of the Dodd - Frank legislation require a separate and non - binding shareholder vote to approve executive compensation . Proposal 2

Page 14 1 st United Bancorp Proposal 3 » Ratification of Appointment of Independent Registered Public Accounting Firm Crowe Horwath LLP as the Company’s independent public accountants for the fiscal year ending December 31 , 2014 .

Page 15 1 st United Bancorp Results of Vote

Page 16 1 st United Bancorp BUSINESS PRESENTATION AGENDA » 1 st United Current Developments » Our Team » Fiscal 2013, Q1 - 2014 Financial Results and Stock Data » Shareholder Value Plan » Questions and Answers Annual Meeting Of Shareholders

Page 17 1 st United Bancorp Announced Pending Acquisition of 1 st United by Valley National Bancorp Announced: May 8, 2014 Consideration : FUBC shareholders to receive 0 . 89 of a share of Valley stock (NYSE : VLY) for each share of FUBC, subject to adjustment if VLY average closing share price falls below $ 8 . 09 or rises above $ 12 . 13 prior to closing (measured 20 business days ending 5 days prior to closing) . A tax - free exchange . If the average closing price of VLY per above is below $ 8 . 09 , then the exchange ratio of 0 . 89 will increase such that FUBC shareholders receive $ 7 . 20 in VLY common shares (or, in lieu of such increase, receive a cash payment) and if the average price of VLY is greater than $ 12 . 13 , then Valley will decrease the 0 . 89 exchange ratio so that FUBC shareholders receive $ 10 . 80 in VLY common shares .

Page 18 1 st United Bancorp About Valley Valley National Bancorp is a regional bank holding company headquartered in Wayne, New Jersey with $ 16 . 3 billion in assets . Its principal subsidiary, Valley National Bank, currently operates 204 branches in 144 communities serving 16 counties throughout northern and central New Jersey, Manhattan, Brooklyn, Queens and Long Island . Valley National Bank is one of the largest commercial banks headquartered in New Jersey and is committed to providing the most convenient service, the latest in product innovations and an experienced and knowledgeable staff with a high priority on friendly customer service 24 hours a day, 7 days a week . For more information about Valley National Bank and its products and services, please visit www . valleynationalbank . com or call its 24 / 7 Customer Service Center at 800 - 522 - 4100 .

Page 19 1 st United Bancorp Acquisition – Proposed Timetable May 7 , 2014 - Executed Definitive Agreement to Merge May & June - File SEC Registration Statement & Regulatory Applications Late - Summer - 1 st United Special Shareholder Meeting to Vote on transaction Late - Summer - Valley National Bank Shareholder meeting to authorize additional shares 4 th Quarter 2014 - Anticipated closing Rudy Schupp to head Florida Division

Page 20 1 st United Bancorp Our 1 st United Team

Page 21 1 st United Bancorp Senior Officers of 1 st United Bank » Warren S. Orlando, Chairman of the Board » Rudy E. Schupp, President and Chief Executive Officer » John Marino, Chief Financial Officer and Chief Operating Officer » Charles Allcott, Executive Vice President » Barbara Camarigg, Senior Vice President, Administrative Services » Anne Cantwell, Senior Vice President, Human Resources Director » Linda Casey, Senior Vice President, Market Executive » Christine F. Cowan, Senior Vice President, BSA/AML Officer & Compliance Officer » Pedro Herrera, Senior Vice President, CIO » Wade Jacobson, Executive Vice President, Chief Lending Officer » Sandy Mento, Executive Vice President, Operations » Amanda Miller, Senior Vice President, Information Technology Director » Sam Miles, Senior Vice President, Lending » Sylvia Niles, Senior Vice President, Loan Operations » Larry Ostermayer, Senior Vice President, Credit and Risk Manager » Ivete Pinheiro, Senior Vice President, Market Executive » Heidi Reuwer, Senior Vice President, Risk Analytics » Liza Sullivan, Senior Vice President, Credit Services » Elizabeth Vera, Senior Vice President, Chief Accounting Officer » David Webb, Senior Vice President, Market Executive » Rene Webster, Senior Vice President, Market Executive

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Page 23 1 st United Bancorp Successes in Fiscal 2013 to date have been key to Shareholder Value

Page 24 1 st United Bancorp 2013 Accomplishments □ Grew core earnings by 45% in 2013 □ Maintained strong net interest margin – 5.29% (4.16% excluding accretion on resolved assets and changes in cash flows) □ Reduction in classified assets (reduced $31.8 million or 35% since December 31, 2012) □ Reduction in non - performing assets (0.91% NPA for non - covered assets) □ Acquired and integrated Enterprise Bank □ Paid a year - end special dividend of $0.10 per common share

Page 25 1 st United Bancorp 2013 Total Stock Price Increase of 21.09%

Page 26 1 st United Bancorp Quarterly Cash Dividend : ▪ Increased its quarterly cash dividend plan by 100% to $.02 per share through an announcement on February 11, 2014.

Page 27 1 st United Bancorp 1 st United today

Page 28 1 st United Bancorp 7 th largest Florida headquartered, publicly - held bank • $1.74 billion in assets • $1.43 billion in deposits • 38% in non - interest bearing deposits • 23 basis point overall cost of funds • Credit Quality superior to peer group (20% of loan portfolio enjoys loss share protection from the FDIC)

Page 29 1 st United Bancorp Serving Florida markets since 2003 • 21 hub banking centers in Florida • Locations in 5 of the major population centers in Florida

Page 30 1 st United Bancorp Florida’s Powerhouse Central and Southeast Markets Source: SNL Financial.

Page 31 1 st United Bancorp FINANCIAL REPORT

Page 32 1 st United Bancorp Earning engines of the Company continue to improve

Page 33 1 st United Bancorp 2013 and Q1 2014

Page 34 1 st United Bancorp Strong Organic Growth and Asset Quality measures through Q1 2014: • New loans and principal advances made in Q1 2014 were $79.4 million ($71.6 million in Q1 2013) • Classified loans continued to improve in Q1 2014 • 1 st United’s problem asset ratios remain below peers

Page 35 1 st United Bancorp Quality Growth – thru March 31, 2014 Total Assets ($000) Equitable Citrus Republic Federal The Bank of Miami Anderen Enterprise Old Harbor $0 $200,000 $400,000 $600,000 $800,000 $1,000,000 $1,200,000 $1,400,000 $1,600,000 $1,800,000 $2,000,000 2006 2007 2008 2009 2010 2011 2012 2013 Q1 2014

Page 36 1 st United Bancorp Quality Growth – thru March 31, 2014 Total Deposits ($000) $0 $200,000 $400,000 $600,000 $800,000 $1,000,000 $1,200,000 $1,400,000 $1,600,000 $1,800,000 2006 2007 2008 2009 2010 2011 2012 2013 Q1 2014 Non-Interest Bearing Interest Bearing *

Page 37 1 st United Bancorp Strong Credit Quality - March 31, 2014 0.84 0.73 1.19 1.99 1.49 1.46 1.42 0.85 0.87 0.00 0.50 1.00 1.50 2.00 2.50 2006 2007 2008 2009 2010 2011 2012 2013 Q1 2904 Allowance for Loan Losses / Loans (%) - 0.27 - 0.03 0.08 0.21 1.14 2.01 0.87 0.20 0.005 -0.75 -0.25 0.25 0.75 1.25 1.75 2.25 2005 2006 2007 2008 2009 2010 2011 2013 3/31/2014 Net Charge - Offs / Avg. Loans (%) * *20% of loans and 64% of OREO are covered assets under FDIC loss share protection NPAs/Assets at March 31, 2014 of 1.81% Excluding loss share loans at 0.91%

Page 38 1 st United Bancorp Classified and Non - Performing Assets 3/31/14 12/31/13 12/31/12 (dollars in thousands) Uncovered Non-Performing Assets (1) $ 15,079 $ 16,831 $ 18,330 Substandard Assets $ 30,726 $ 34,188 $ 42,305 Special Mention 24,948 25,286 48,975 Total $ 55,674 $ 59,474 $ 91,280 (1) All non-performing loans are included in the substandard classification

Page 39 1 st United Bancorp Robust Capital Position – March 31, 2014 Capital Ratios As Reported Tier 1 Risk-Based 14.70% (1) Total Risk-Based 15.58% (1) Leverage 10.09% (1) Book Value Per Share $6.82 Tangible Book Value Per Share $4.86 (1) Exceeds regulatory “well capitalized”

Page 40 1 st United Bancorp Profitability (dollars in 000’s) Years Ended 2013 2012 2011 Pre-Tax Earnings $ 10,963 $ 7,536 $ 5,954 Net Income $ 6,871 $ 4,728 $ 3,672 Earnings Per Share $ 0.20 $ 0.14 $ 0.13

Page 41 1 st United Bancorp Q1 2014 Quarter • Profitable quarter - $2.7 net income ($0.08 per share) • Impacted by: ▪ Net interest margin – 4.97% (4.22% net of gain accretion on resolved loans) ▪ Write downs of ORE of approximately $244,000 ▪ Loan provisioning of $333,000 2014 Update

Page 42 1 st United Bancorp Summary Common Stock Data March 31, 2014 Total Shares Outstanding 34,489,547 Total Shareholders’ Equity $235,241,000 Book Value Per Share $6.82 Tangible Book Value Per Share $4.86 non - GAAP Financial Highlights

Page 43 1 st United Bancorp Looking Forward

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Page 45 1 st United Bancorp VALLEY FINANCIAL SUMMARY Valley 1 st United Pro - Forma Financial Highlights (1) 3/31/2014 3/31/2014 3/31/2014 Assets ($ Billion) $16.3 $1.7 $18.1 Loans ($ Billion) $11.7 $1.2 $12.9 Covered Loans ($ Billion) $0.1 $0.2 $0.3 Deposits ($ Billion) $11.3 $1.4 $12.7 Branches 204 21 225 Leverage Ratio 7.37% 10.09% 7.38% Tier I Risk Based Capital Ratio 9.72% 14.70% 9.90% Total Risk Based Capital Ratio 11.85% 15.58% 11.85%

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Page 47 1 st United Bancorp Non - GAAP Financial Reconciliation (dollars in thousands) Reconciliation of Non - GAAP Financial Measures (FUBC Standalone) QTD QTD YTD March 31, 2014 March 31, 2013 December 31, 2013 Average Earning Assets $1,523,895 $1,332,420 $1,436,529 Net Interest Income $18,680 $16,729 $75,960 Gain Accretion (1) (2,820) (2,998) (16,176) Adjusted net interest income $15,860 $13,731 $59,784 Net interest margin 4.97% 5.09% 5.29 % Impact of gain accretion (1) (0.75)% (0.91)% (1.13)% Core net interest margin 4.22% 4.18% 4.16% (1) Gain accretion on acquired loans includes income related to the disposition of loss share assets above their discounted carry in g value as well as changes of anticipated cash flows of loss share assets

Page 48 1 st United Bancorp Non - GAAP Financial Reconciliation (dollars in thousands, except per share amounts) Reconciliation of Non - GAAP Financial Measures (FUBC Standalone) March 31 , December 31 , 2014 2013 Total assets $1,738,395 $1,845,113 Goodwill (63,991) (63,991) Other intangibles, net (3,612) (3,807) Tangible assets $1,670,792 $1,777,315 Common shareholders ' equity $235,241 $230,108 Goodwill (63,991) (63,991) Other intangibles, net (3,612) (3,807) Tangible common shareholders ' equity $167,638 $162,310 Book value per common share $6.82 $6.71 Effect of intangible assets (1.96) (1.98) Tangible book value per common share $4.86 $4.73 Equity to total assets 13.53% 12.47 % Effect of intangible assets (3.50) (3.34) Tangible equity / Tangible assets 10.03% 9.13%

Page 49 1 st United Bancorp Questions and Answers

Page 50 1 st United Bancorp We thank you for your continued support.